Exhibit 99.1

ASX, Nasdaq and Media Release

1 May 2024

Opthea Announces Upcoming Presentations at the Retina World Congress 2024

Melbourne, Australia and Princeton, NJ, May 1, 2024 -- Opthea Limited (ASX/NASDAQ: OPT “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration,today announced that two scientific presentations on the sozinibercept (OPT-302) Phase 2 clinical trial results and ongoing Phase 3 clinical trial program will be made at the Retina World Congress(RWC), being held from May 9-12, 2024 in Fort Lauderdale, Florida. Frederic Guerard, PharmD, Chief Executive Officer (CEO) of Opthea, will participate in the Retina Unplugged panel discussion.

Details are as follows:

Panel Discussion Title: What’s New in Wet AMD

Session Date: May 9, 2024

Session Time: 8:35 to 9:10 a.m. EDT

Presenter:Frederic Guerard, PharmD, Opthea CEO

Oral Session Title: Latest Trial Updates Regarding OPT-302

Session Date: May 10, 2024

Session Time: 4:02 to 4:07 p.m. EDT

Presenter:Jordana G. Fein, MD, MS, Retina Group of Washington, Fairfax, Virginia

Poster Session Title:Rationale for the Design of the Phase 3 Superiority Clinical Trials of Sozinibercept Combination Therapy Targeting Inhibition of VEGF-C/-D and VEGF-A for Neovascular Age-Related Macular Degeneration

Session Date: May 11, 2024

Session Time: 10:18 to 10:23 a.m. EDT

Presenter:David Eichenbaum, MD, FASRS, Partner and Director of Research at Retina Vitreous Associates of Florida

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration
(wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on Xand LinkedIn.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, and the ability of sozinibercept to enhance vision outcomes for patients worldwide. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, timing of completion of the ShORe clinical trial patient enrollment and clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Fred Guerard, CEO

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